EXHIBIT 8.1

Andrew T. Solomon (AS 9200) Gretchen S. Silver (GS 1534) SULLIVAN & WORCESTER LLP 1290 Avenue of the Americas, 29th Fl. New York, NY 10104 (212) 660-3000 Attorneys for Plaintiff
UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF NEW YORK
x
PROFESSIONAL OFFSHORE OPPORTUNITY FUND, LTD., a company registered under the laws of the British Virgin Islands,

Plaintiff-Judgment Creditor,

-against-

AMEREX GROUP, INC., a Delaware corporation,

Defendant-Judgment Debtor
	: : : : : : : x	08-CIV-5643 (SAS) ECF CASE RESTRAINING NOTICE

To:      Amerex Group, Inc.
1105 N. Peoria Avenue
Tulsa, OK 74106
Fax: (918) 599-0786
Attention: Nicholas Malino

GREETINGS:

PLEASE TAKE NOTICE THAT in an action in the United States District Court, Southern District of New York, 08 CIV 5643 (SAS), between Professional Offshore Opportunity Fund, Ltd., plaintiff, and Amerex Group, Inc., defendant, being all the parties to the action, on August 26, 2008, the Court entered judgment in favor of plaintiff for the amount of $1,577,231.51, plus default interest in the amount of $867.12 per day from July 24, 2008 to the date of judgment in the amount of $28,614.96, together with interest at the statutory rate from the date of judgment, for a total sum of $1,605,846.47 as of August 26, 2008, all of which remains due and unpaid.

NOW TAKE NOTICE, that pursuant to Rule 64 of the Federal Rules of Civil Procedure and Section 5222(b) of the New York Civil Practice Law and Rules, a copy of which is set forth below, you are hereby forbidden to make or suffer any sale, assignment, transfer, or interference with any such property in which you have an interest except upon direction of the sheriff or pursuant to an order of the court, until the judgment is satisfied or vacated.

Section 5222(b) of the Civil Practice Law and Rules
(b) Effect of restraint; prohibition of transfer; duration. A judgment debtor or obligor served with a restraining notice is forbidden to make or suffer any sale, assignment, transfer or interference with any property in which he or she has an interest, except upon direction of the sheriff or pursuant to an order of the court, until the judgment or order is satisfied or vacated. A restraining notice served upon a person other than the judgment debtor or obligor is effective only if, at the time of service, he or she owes a debt to the judgment debtor or obligor or he or she is in the possession or custody of property in which he or she knows or has reason to believe the judgment debtor or obligor has an interest, or if the judgment creditor or support collection unit has stated in the notice that a specified debt is owed by the person served to the judgment debtor or obligor or that the judgment debtor or obligor has an interest in specified property in the possession or custody of the person served. All property in which the judgment debtor or obligor is known or believed to have an interest then in and thereafter coming into the possession or custody of such a person, including any specified in the notice, and all debts of such a person, including any specified in the notice, then due and thereafter coming due to the judgment debtor or obligor, shall be subject to the notice. Such a person is forbidden to make or suffer any sale, assignment or transfer of, or any interference with, any such property, or pay over or otherwise dispose of any such debt, to any person other than the sheriff or the support collection unit, except upon direction of the sheriff or pursuant to an order of the court, until the expiration of one year after the notice is served upon him or her, or until the judgment or order is satisfied or vacated, whichever event first occurs. A judgment creditor or support collection unit which has specified personal property or debt in a restraining notice shall be liable to the owner of the property or the person to whom the debt is owed, if other than the judgment debtor or obligor, for any damages sustained by reason of the restraint. If a garnishee served with a restraining notice withholds the payment of money belonging or owed to the judgment debtor or obligor in an amount equal to twice the amount due on the judgment or order, the restraining notice is not effective as to other property or money.

Notice to the Judgment Debtor or Obligor

Money or property belonging to you may have been taken or held in order to satisfy a judgment or order which has been entered against you.  Read this carefully.

You May be able to Get Your Money Back

State and federal laws prevent certain money or property from being taken to satisfy judgments or orders. Such money or property is said to be "exempt". The following is a partial list of money which may be exempt:

1. Supplemental security income, (SSI);
2. Social security;
3. Public assistance (welfare);
4. Alimony or child support;
5. Unemployment benefits;
6. Disability benefits;
7. Workers` compensation benefits;
8. Public or private pensions; and
9. Veterans benefits.

If you think that any of your money that has been taken or held is exempt, you must act promptly because the money may be applied to the judgment or order. If you claim that any of your money that has been taken or held is exempt, you may contact the person sending this notice.

Also, YOU MAY CONSULT AN ATTORNEY, INCLUDING LEGAL AID IF YOU QUALIFY. The law (New York civil practice law and rules, article four and sections fifty-two hundred thirty-nine and fifty-two hundred forty) provides a procedure for determination of a claim to an exemption.

TAKE FURTHER NOTICE, that disobedience of this restraining notice is punishable as a contempt of court.

WITNESS, Hon. Shira A. Scheindlin, United States District Judge, on the 27th day of August 2008.

Dated: New York, New York August 27, 2008	SULLIVAN & WORCESTER LLP By: _________________

Andrew T. Solomon (AS 9200)
Gretchen S. Silver (GS 1534)
1290 Avenue of the Americas, 29th Floor
New York, NY 10104
(212) 660-3000

Attorneys for Plaintiff Professional Offshore Opportunities Fund, Ltd.

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